UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No     )1

R&R Acquisition IV, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

[NONE]

(CUSIP Number)

I. Steven Edelson
1372 Shermer Road
Northbrook, Illinois 60062
Telephone: (847) 509-3711

(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

November 17, 2006

(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:    .

Note.    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

1	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. [NONE]

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

MAP III LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[]
(b)[]
3)	SEC USE ONLY

4)	SOURCE OF FUNDS

WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7)	SOLE VOTING POWER

0
		8)	SHARED VOTING POWER

10,000,000
		9)	SOLE DISPOSITIVE POWER

0
		10)	SHARED DISPOSITIVE POWER

10,000,000
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000,000
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

80%[2]
14)	TYPE OF REPORTING PERSON

CO

[2]	On the basis of 12,500,000 of issued and outstanding Common Stock of the Company, as of November 17, 2006.

SCHEDULE 13D

CUSIP No. [NONE]

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

I. Steven Edelson
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[]
(b)[]
3)	SEC USE ONLY

4)	SOURCE OF FUNDS

AF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER

0
8)	SHARED VOTING POWER

10,000,000
9)	SOLE DISPOSITIVE POWER

0
10)	SHARED DISPOSITIVE POWER

10,000,000
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000,000
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

80%[3]
14)	TYPE OF REPORTING PERSON

IN

[3]	I. Steven Edelson and James E. Goodwin, as managing members, could be deemed to indirectly beneficially own the shares held by MAP III LLC, as they share power to vote and dispose of the securities.

SCHEDULE 13D

CUSIP No. [NONE]

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

James E. Goodwin
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[]
(b)[]
3)	SEC USE ONLY

4)	SOURCE OF FUNDS

AF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7)	SOLE VOTING POWER

0
		8)	SHARED VOTING POWER

10,000,000
		9)	SOLE DISPOSITIVE POWER

0
		10)	SHARED DISPOSITIVE POWER

10,000,000
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000,000
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

80%[4]
14)	TYPE OF REPORTING PERSON

IN

[4]	I. Steven Edelson and James E. Goodwin, as managing members, could be deemed to indirectly beneficially own the shares held by MAP III LLC, as they share power to vote and dispose of the securities.

Item 1.    Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.0001, (the ‘‘Common Stock’’) of R&R Acquisition IV, Inc., the issuer, a Delaware Corporation (the ‘‘Company’’). The principal executive offices of the Company, as from November 17, 2006, are located at 1372 Shermer Road, Northbrook, Illinois 60062.

Item 2.    Identity and Background.

This statement is being filed jointly by MAP III LLC (‘‘MAP III’’), I. Steven Edelson and James E. Goodwin, (together, the ‘‘Reporting Persons’’).

MAP III is an Illinois limited liability company whose principal office is located at 1372 Shermer Road, Northbrook, Illinois 60062, and is a holding company dedicated to investing in public entities. I. Steven Edelson and James E. Goodwin are (i) both U.S. citizens, (ii) are managing members of MAP III, (iii) each currently owns 33.3% of MAP III, and (iv) have the same business address as MAP III.

The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

The shares of Common Stock owned directly and indirectly by the Reporting Persons were acquired with working capital of MAP III pursuant to a Common Stock Purchase Agreement entered into, by and between MAP III and the Company, on November 17, 2006 for the purchase price of Sixty-Six Thousand Dollars ($66,000) (the ‘‘Agreement’’).

Item 4.    Purpose of Transaction.

On November 17, 2006 (the ‘‘Closing’’), pursuant to the Agreement, the Company closed on a private placement transaction where it sold 10,000,000 shares of its common stock to MAP III LLC for $66,000. As a condition of the sale, the Company agreed that it would discharge all outstanding liabilities and upon the consummation of the transaction, would have no liabilities and no assets, other than approximately $10,000 in cash. The purpose has been to effect a business combination with an operating business which the Company believes has significant growth potential. No such business combination has yet been identified.

Effective upon the Closing, I. Steven Edelson, was appointed a Director of the Company, and will hold the seat until the next annual shareholder meeting can be held and until his successor is duly elected and qualified. Effective as of November 17, 2006, I. Steven Edelson was appointed Chief Executive Officer and Chairman, Richard J. Poulton was appointed Chief Financial Officer, Secretary and Treasurer.

Additionally, effective as of November 17, 2006, Arnold P. Kling resigned as President and Kirk M. Warshaw resigned as Chief Financial Officer and Secretary. Mr. Kling will continue to serve as a Director of the Company until the earlier of (i) ten days after the filing and mailing of the Schedule 14f-1 Information Statement of the Company contemplated by the Agreement, or (ii) November 30, 2006. Upon Mr. Kling’s resignation, as a Director of the Company, James E. Goodwin is expected to be appointed to the Board and become co-chairman until the next annual shareholders meeting can be held and until his successor is duly elected and qualified.

Item 5.    Interest in Securities of the Issuer.

(a)    As of the date hereof, MAP III LLC, I. Steven Edelson and James E. Goodwin (as members of MAP III) may be deemed to beneficially own an aggregate of 10,000,000 shares of Common Stock, representing approximately 80% of the number of 12,500,000 issued and outstanding shares of Common Stock of the Company as of November 17, 2006.

As of the date hereof, I. Steven Edelson may be deemed to indirectly beneficially own an aggregate of 10,000,000 shares of Common Stock, representing approximately 80% of the outstanding shares of Common Stock.

As of the date hereof, James E. Goodwin may be deemed to indirectly beneficially own an aggregate of 10,000,000 shares of Common Stock, representing approximately 80% of the outstanding shares of Common Stock.

Each of Messrs. Edelson and Goodwin disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by MAP III (except for (i) the indirect interest of I. Steven Edelson by virtue of being a member of MAP III, and (ii) the indirect interest of James E. Goodwin by virtue of being a member of MAP III.)

(b)    I. Steven Edelson and James E. Goodwin have shared voting power over and shared power to dispose of 10,000,000 shares of Common Stock.

(c)    Except as described in this report, the Reporting Persons have not effected any transaction in shares of the Company’s equity securities during the 60 days preceding the date hereof.

(d)    Not applicable.

(e)    Not applicable.

Item 6.    Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

None.

Item 7.    Material to be Filed as Exhibits.

Exhibit A:    Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2006

MAP III LLC.

/s/ I. Steven Edelson By: I. Steven Edelson, Title: Managing Member
/s/ I. Steven Edelson I. Steven Edelson
/s/ James E. Goodwin James E. Goodwin

Exhibit A

Agreement of Joint Filing

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the ‘‘Statement’’) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: November 22, 2006

MAP III LLC.

/s/ I. Steven Edelson By: I. Steven Edelson, Title: Managing Member
/s/ I. Steven Edelson I. Steven Edelson
/s/ James E. Goodwin James E. Goodwin